Exhibit 99.1

Pacific Drilling Announces Offering of $700 Million

Aggregate Principal Amount of Senior Secured Notes

LUXEMBOURG, September 6, 2018—Pacific Drilling S.A. (OTC: PACDQ) (“Pacific Drilling” or the “Company”) today announced that a special purpose wholly owned subsidiary (the “Escrow Issuer”) of the Company intends to offer $700 million aggregate principal amount of senior secured first lien notes that mature five years following their issuance, subject to market conditions. The offering will be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The notes are being offered in connection with the restructuring of Pacific Drilling as part of the First Amended Joint Plan of Reorganization filed with the U.S. Bankruptcy Court for the Southern District of New York on August 31, 2018 (the “Plan”). The net proceeds of the offering will be funded into an escrow account (the “Escrow Account”) established and maintained by the Escrow Issuer. If Pacific Drilling’s proposed Plan is confirmed and certain other conditions are satisfied on or before December 22, 2018 (the date on which such conditions are satisfied, the “Escrow Release Date”), the Escrow Issuer will merge with and into Pacific Drilling and Pacific Drilling will become the obligor under the notes.   On the Escrow Release Date, the notes will be jointly and severally and fully and unconditionally guaranteed on a senior secured basis by each of Pacific Drilling’s restricted subsidiaries (subject to certain exceptions) and will be secured on a first-priority basis by substantially all of Pacific Drilling’s assets (subject to certain exceptions).  Prior to the Escrow Release Date, the notes will be general obligations of the Escrow Issuer, secured only by a lien on the Escrow Account.  On the Escrow Release Date, the net proceeds from the offering will be released from the Escrow Account to fund a portion of the payments to creditors provided for under the Plan.

The notes and related guarantees will be offered only to qualified institutional buyers under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act.  The notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor.  Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world.  Pacific Drilling has its principal offices in Luxembourg and Houston.  For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

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Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.  The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our plan of reorganization; projected costs and expenses in connection with our plan of reorganization; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors.  These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.  There can be no assurances that the above-described transactions will be consummated on the terms described above or at all.

Important factors that could cause actual results to differ materially from our expectations include: our ability to consummate the notes offering described herein and other financing transactions contemplated by the Plan on terms that will permit us to meet our objectives; the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor in-possession; our ability to confirm and consummate our plan of reorganization in accordance with the terms of the Plan and the settlement; risks attendant to the bankruptcy process including the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; the outcome of Bankruptcy Court rulings in our Chapter 11 proceedings as well as all other pending litigation and arbitration matters; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; our ability to access adequate debtor-in-possession financing or use cash collateral; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to timely confirm and consummate our plan of reorganization and restructuring generally; increased advisory costs including administrative and legal costs to complete our plan of reorganization and other litigation; the risk that our plan of reorganization may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K available on the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com